

January 12, 2011

Gary S. Jacob
President and CEO
Synergy Pharmaceuticals, Inc.
420 Lexington Ave., Suite 1609
New York, NY 10170

Re: Synergy Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
File No. 333-131722

Dear Mr. Jacob:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief